November 17, 2008


Provident Investment Counsel, LLC
300 N. Lake Avenue, PH
Pasadena, CA 91101-5677

Re:	Investment Sub-Advisory Agreement
dated November 19, 2007 between Old Mutual
Funds II (OMF II or the Trust) on behalf of the Old Mutual Advantage Growth Fund (the Fund),
Old Mutual Capital, Inc. (Old Mutual Capital), and Provident Investment Counsel, LLC (Provident)
(the Sub-Advisory Agreement)

Dear Sirs,

Pursuant to Paragraph 6 of the Sub-Advisory Agreement,
the Sub-Advisory Agreement may be terminated by the
Fund at any time, without the payment of any penalty,
by the vote of a majority of Trustees of the Trust.
At its meeting November 13, 2008, the Trustees of the Trust, including the independent Trustees, unanimously approved the termination of the Sub-Advisory Agreement effective
at 11:59 p.m. on November 30, 2008 (the Effective Time).
The Fund hereby provides notice of the termination of
the Sub-Advisory Agreement and termination of
Provident as investment sub-adviser of the Fund
as of the Effective Time.
Until the Effective Time, Old Mutual Capital, the
Fund's investment manager, will work with Provident
to ensure the orderly transition of investment
management of the portion of the Fund sub-advised by Provident, pursuant to the terms of the
Sub-Advisory Agreement.  Provident agrees to
cooperate with Old Mutual Capital in this
transition and to surrender all books and
records maintained by Provident on behalf
of the Fund pursuant to Paragraph 1(a)12(c)
of the Sub-Advisory Agreement promptly after
the Effective Time.
Please acknowledge your acceptance of the
terms of this termination notice by signing
in the appropriate place below.
Yours sincerely,
/s/ Robert T. Kelly

Robert T. Kelly, Treasurer and Chief
Financial Officer
for and on behalf of
OLD MUTUAL ADVANTAGE GROWTH FUND, a series
portfolio of OLD MUTUAL FUNDS II
Acknowledged and agreed
/s/ Steven Spare

Steven Spare
for and on behalf of
PROVIDENT INVESTMENT COUNSEL, LLC
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